Filed Pursuant To Rule 433
Registration No. 333-167132
February 24, 2011
The Case For Gold: Transcript of Webcast with Juan Carlos Artigas of the WGC on the Charles Schwab Website and Accompanying Slide Presentation

Michael Iachini:	Thank you very much, and thank all of you for attending today. It’s great you could be with us to hear a little bit from one of the experts in the world of gold: Juan Carlos Artigas from the World Gold Council. Juan Carlos will be taking us through a bit of the history of gold as an investment and some issues going on today with supply and demand and why gold might make sense in certain portfolios, but will also be talking about the other side of things and why you might want a little bit of caution.

So, I know it’s a very popular topic. Gold’s been a hot investment for a while. It’s gotten lot of attention. And so, please, as we go through, you can submit questions through the Q&A function down at the bottom of your screen. And at the end of the call, we’ll be sure to leave plenty of time for those questions and answer as many of them as we can. So, don’t feel — don’t fret, ask questions as we go on, and we’ll handle those at the end of the call.

With that, I’d like to introduce and turn the presentation over to Juan Carlos.

Juan Carlos Artigas:	Thank you so much, Michael, and thanks, everyone, for being here today. My name is Juan Carlos Artigas. I head the — I lead the investment research effort for the World Gold Council in North America.

And to give you a little bit of background, the World Gold Council is an international organization, and we act as a marketing agent for the gold mining industry. Our mission is to sustain and support demand for gold in all sorts and forms, and for that, we have different programs whether it is in jewelry, investment, as well as technological applications for gold, so we cover, basically, the whole spectrum.

And within investment, we do — where my role resides, we do two things. The first one is research. So, we concentrate on research that allows investors to understand why gold — how gold fits within a portfolio and also what are the main drivers for gold in general. We are the authority when it comes to gold research. We devote all our time to that, and we’re very well regarded throughout.

Also, within investment, we partner with different organizations to bring to markets different vehicles. Not for the vehicles themselves, that is just a means not an end, but they help the market — or the goal for those vehicle is to allow the market to become more efficient and to allow investors to be able to express views in the gold market in a more dynamic way. So, we can — I’ll make sure to cover some of those later.

So, the first thing that I want to say — the way I want to start is the following. I’m going to give a presentation. I’m planning to be speaking for about 30 minutes. I’ll obviously allow any questions to go through so that I can have more of a dynamic conversation with you and not so much of a monologue. But, I want to lay out a couple of things that I want to definitely cover today.

First, the topic of — the title of our presentation is “The Strategic Case for Gold: Rediscovering an Asset Class” and the title speaks a lot to what we want to say, because for many investors gold is being rediscovered. So, they knew about it, but they didn’t really know what it did in a portfolio or without the — comparative to — compared to other investment. And now we are — they are trying to understand and they are getting to understand more what gold really means.

Now, there is still a lot of things that we want to clarify and make investors comfortable with gold investment, so I’m going to be first talking about gold in its role as part of a portfolio, so where it fits, how it fits, and when it fits. Now, I will also explain the gold — some of the gold market fundamentals, which I think are crucial to understanding and to being comfortable with gold as an investment or a strategic investment, meaning a long-term investment. Finally, I’ll touch up on different ways to access the gold market, and we’ll take it from there.

Michael Iachini:	That sounds great.

Juan Carlos Artigas:	Yeah. So, we all know, currently, what they — the investors’ challenges are in the current environment. We left from — we started from a subprime mortgage crises, TARP funding. So many things are going right now whether there is inflation or deflation, currency wars, and all that.

And the interesting thing is that for many of these, gold has played — or within many of these environments, gold has been an important asset. However, even though all these things are happening, gold remains a very small percentage of investors’ portfolios — less than 1 percent if you take into account kind of like a relatively conservative estimate for global assets. So, it’s less than 1 percent, and that is very telling, and I’m going to be telling why and why I think that is the case.

Now, to put it into perspective, there are about 166,000 tons of gold in the planet. Gold is not — it’s indestructible in one way or another, so once you put it — bring it out of the ground, you’re going to still recycle it and bring it back to the market in different forms. Like, if you have a piece of jewelry, you can bring it back, and I’ll talk about that in a second.

But, again, to put it into perspective, there are — the estimate is that there is about 166,000 tons of gold. Out of that, the amount of gold in private hands, meaning either institutions or institutional or individual investors, hold about 29,000 tons of gold within that. And again, to put it into perspective, the below-ground stocks of gold are estimated to be, worldwide, at about 26,000 tons. So, basically — again, I’ll put it into perspective when I talk about the supply aspect of it, but just so that you remember some of these numbers. Now —

Michael Iachini:	So, Juan Carlos, let me jump in there. So, you were explaining that we have about 30,000 tons in private hands, about 26,000 tons below ground. The remainder would be in public hands — public governments?

Juan Carlos Artigas:	Well, the most of it is jewelry actually.

Michael Iachini:	Ah.

Juan Carlos Artigas:	So, 50 percent of all above-ground stocks or above-ground gold is in jewelry form. You also have about 28,000 which is in private hands. So, actually, official sector organization or central banks or supranational organizations hold slightly less than private investors do.

So, that probably comes as a surprise to many which think that central banks hold more. But, yeah, I mean, it’s roughly that, and then you also have another percent that’s in fabrication form, so whatever is in electronics or in other technological applications, dentistry, many other things.

Michael Iachini:	So, when you’re talking about gold in private hands here, that’s basically held by private investors, not necessarily people who are holding it in the form of jewelry for their own use?

Juan Carlos Artigas:	Exactly.

Michael Iachini:	Okay.

Juan Carlos Artigas:	So, private hands, basically, means bars, coins, and for example, all these gold-backed ETF’s have bars behind them, so they are accounted for in that part.

Michael Iachini:	Excellent.

Juan Carlos Artigas:	Make sense?

Michael Iachini:	Yep.

Juan Carlos Artigas:	Excellent. Okay, so what is outstanding or surprising is that people in general still hold very little gold even though gold has very well-known diversification benefits.

The chart that we have over there, and I know it’s kind of, like, a lot of numbers and a lot of little points, but it’s kind of an interesting chart. And what it’s saying is that when gold — when the right-bottom quadrant of the chart — basically, it’s saying equities are going down, gold is going up.

Now, in general, the relationship between gold and equities is not very strong. The correlation is not strong, and I’ll talk about that in a second.

But, what is interesting is that when you have these events that are perhaps tail risk events or events that are very disruptive to the economy, it is very common that the correlation between equities and gold turns negative, meaning investors would benefit from that. Now, that is not to say that when equities go up that’s negative for the gold market. On the contrary, you can still see a lot of points where both equities and gold are going up.

And the reason, again, it’s not — there’s no — correlation is not the same thing is causality and there’s no causal link between equities and gold. What happens is that there’re economic variables behind the two that have different effects on gold depending on the economic cycle and the business cycle — sorry — and I’m going to be talking about that in a second.

Now, again, very interestingly, if you look at gold, for example, and the S&P, and you have only two assets, and you decide not to invest 100 percent on equities, but put even small percentages within — in gold on your allocation like 2 percent, 5 percent, 10, percent, you can see that two things happen.

In general, your return profile tends to improve, and also your volatility tends to be reduced. So, your risk-adjusted returns in general or on average tend to be better which is a positive thing. And this is not only something that is happening in this decade. It’s something that can be seen throughout time.

Michael Iachini:	Juan Carlos, on this chart, I notice you talk about the volatility benefits here, and when you add gold to a portfolio that was otherwise all stocks, you can see how volatility tends to be lower with gold added in there. I notice since the 1980s, though, it looks like it’s about the same. We go from 12.7 percent standard deviation for just stocks to 12.5 if we put 10 percent in gold.

So, were the ‘80s different? Was it a more volatile decade for gold? Or are they more correlated with stocks?

Juan Carlos Artigas:	No, it was more volatile for gold, and some people may remember this, and I’ll talk about it in a bit when I go over the price dynamics, and not so much the price dynamics but the supply-and-demand dynamics, because that’s what happened a lot. There were very specific supply dynamics that were happening couple with a more localized demand. It was not as widespread as it is now, so they were very specific.

But, yes, actually, gold had a very strong peak and a rebound right after 1980. In particular, it reached a high — the all-time high inflation-adjusted in January 21, 1980. So, that was the highest gold has been on an inflation-adjusted basis. I’ll tell you the number exactly, but if — I mean, basically, in current dollars, that number would be about $2,400.00.

Michael Iachini:	Gotcha.

Juan Carlos Artigas:	So, we are still considerably below the inflation-adjusted number.

Michael Iachini:	All right.

Juan Carlos Artigas:	Okay. So, why is it? I mean, if gold is such a nice asset, such a great asset, why is it that the investors don’t hold more of it?

And well, part of it is investment culture, legacy bias, as well as concerns that gold may be in a bubble — many things. In particular, people are very comfortable with cash flow models, and the interesting thing, though, is — well cash flow models are models, and I like models.

I’m actually a statistician by training. I studied economics and statistics, and I have done investment strategy in fixed-income and now in gold. But, I really like models.

But, all models are based on assumptions. So, it is interesting how people sometimes believe that cash flow models are their way to go all the time when actually it is just a model and a way to analyze world — the world. But, that doesn’t mean that if something doesn’t have a cash flow structure doesn’t — it does not belong in a portfolio. Much on the contrary, what you need in a portfolio is diversification and that is the primary thing that gold brings.

So, even though, traditionally — and this is the rediscovery part of gold. Traditionally, investors have seen gold on the only as an inflation hedge. So, why would an investor hold gold? Well, if inflation is high or if they’re concerned about the currency, they may be holding gold.

Well, the fact of the matter is that even those are very valid reasons the primary role that gold has to play in a portfolio is that of diversification. It’s a great, great, great portfolio diversifier. You can see how correlations in this chart to pretty much any other asset that an investor would hold in a portfolio are very low.

Now, many assets, to be honest, were marketed as diversifiers, perhaps other commodities hedge funds, and when the storm hit, they didn’t really work as diversifiers. The good thing about gold is that gold servers as a diversifier both in a positive — in a booming economy as well as in a downturn, and we can see that in the next slide. For example —

Michael Iachini:	Well, actually, let me pause you there for a second, Juan Carlos.

Juan Carlos Artigas:	Of course.

Michael Iachini:	So, looking at these correlations, I think it’s interesting that the highest correlation amongst these other asset classes is these are foreign bonds Barcap global treasury SUS global treasury aggregate SUS, correct? So, non-U.S. bonds, which speaks to gold as a currency hedge?

Juan Carlos Artigas:	Yeah, partly it is. And the other one that you may note is — I think that if you would — were to include — yeah, that is what you mean particular dollar hedge sort of structure.

But, the other part that you would see as well that is not a substantial but is still kind of, like, interesting is emerging markets. If we were to remove 2009 and 2010 from the equation and 2008 from this equation, then emerging markets would have a much larger correlation which is one of the really, really interesting aspects about the gold market. Many people think that it’s all about investment, but the fact of the matter is that there’s an extremely strong emerging markets component to the story of gold, and when we go — when I go over supply and demand dynamics, you’ll understand why I’m saying that.

But, you can imagine that it’s basically consumption in India, in China, in the Middle East that is also very strong, and that actually happens economy — emerging markets grow. So, yeah, those two things are going to be happening. That’s a very good point.

Michael Iachini:	All right.

Juan Carlos Artigas:	So, as I was saying, if you look at tail risk events, so let’s say we are considering two sigma events whether they are positive or negative, remember that we start from the premise that gold — the correlation of gold and equities in general is very small — very, very small.

Now, when equities fold hard, so they fold by more than two standard deviations, then the correlation of gold to equities becomes negative, which is a good thing to have in a portfolio, right? We saw that also in the chart. Which is also — this is the opposite to what happens to other commodities or commodities other than gold.

Commodities other than gold tend to increase their correlation to equities when equities are falling. Why is that? Well, it’s not really magic. It’s just the business cycle, right? Most commodities are industrial-based, and they are obviously going to be responding to that. And therefore, when you have a recession like 2008, you are going to have a drop in commodity demand and that is going to be in line with the rest of other risky markets.

Now, when equities go up, that does not necessarily mean that gold goes down. I mean, you can see that from the fact that a positive equity environment tends to be slightly positively correlated to equity. So, while gold is not a panacea, it’s definitely a very good diversifier in a portfolio, right?

Now, the second aspect — so I mentioned already that gold is very interesting or very good for portfolio diversification. It is also very good for risk management purposes. Gold, even though it’s labeled a commodity, it’s not really a commodity. It’s its own asset class.

And the demand and supply demands are very — sorry — the volatility profile for gold is very different as well. Gold is not only less volatile than most commodities. It’s even less volatile than most equity industries, and that is a good thing to have.

So, it’s not a little — or as less volatile as a fixed-income asset, but it’s still in the middle of the spectrum. So, as part of your portfolio diversification, the fact that you have lack of correlation and you couple that with a relatively tame volatility, tends to have a very positive affect on risk management within the portfolio.

Now, risk is not only about volatility, of course. Risk is also about liquidity. It’s about counterparty risk, credit risk. And in all those sections or sectors, gold actually ranks very highly. So, it’s a very liquid asset. It doesn’t have counterparty risk. It doesn’t have credit risk. So, it’s definitely, again, one of those assets that is interesting to look at from that perspective in terms of risk management.

Michael Iachini:	Juan Carlos, a lot of these volatility charts, I noticed that the time period you look at is a little different than some of the earlier charts — beginning in 1987. Is there something significant about starting in ‘87 for these volatility measures?

Juan Carlos Artigas:	No, no, no. The reason why we did that is these charts come from a paper that we wrote — a very interesting paper called “Gold: Hedging Against Tail Risk,” which anybody can download from our website, which is gold.org.

And in that paper, we were looking at a portfolio that a typical investor would hold — a current investor — and we were looking at a lot of assets. And 1987 was basically the year in which we would have enough assets of a typical portfolio, for example, emerging market, debt, and many other things that perhaps 10 or 20 years ago were not necessarily a significant part of an investor’s portfolio but now they are, so we wanted to go — to be thorough.

So, there is nothing really magic about ‘87. It’s just that we have data there. We have —

Michael Iachini:	That’s why all the other benchmark indexes you need for your portfolio had — all had history starting from that point, basically?

Juan Carlos Artigas:	Exactly. That is exactly correct. Now, you can have a smaller portfolio in the sense of less assets. Going back to the 1970s where gold start to be a freely-traded good. Before that, it was backed to the dollar, so you cannot — this entangled the effect of the dollar versus the effect of gold for a really long time.

Michael Iachini:	Sure.

Juan Carlos Artigas:	And you could still conclude very similar things. This is not only true for the past 20 years. But, again, it was just because it was written on the back of that paper.

Michael Iachini:	Okay.

Juan Carlos Artigas:	Now — sorry, I just jumped the slide. If you look at this, the other — this chart, you would note that negative returns for gold are less volatile than positive returns for gold, and I don’t really think I have to explain that that is also typically a good thing to have in a portfolio. You don’t want assets that are falling more — very hard or that you are losing a lot of value in your portfolio when things are going wrong. And, again, gold tends to be more cushion on the way down — all everything else constant, not only when equities are going down but in general. So that’s, again, a positive thing for the gold market. Now, the last thing is that gold always act as a way or as a vehicle, as a method that preserves wealth, preserves capital for investors, and that is in the form of inflation-hedging, in which gold tends to outperform versus other assets when inflation is high, and also against currency. Now, currency, for us in particular, is important, because it’s a dollar hedge. Now, gold is used as a currency hedge in other currencies as well. We saw that happening in 2010, when Europeans, for example, were using gold as part of their alternatives to be hedging the Euro or the Pound Sterling exposure, so it’s a currency hedge in general. It just happens to have a rather strong negative correlation with respect to the dollar.

Now, when you look at the performance of gold, you mention how it’s in everybody’s mind now and it’s a hot topic and everybody wants to talk about gold and all that, and it is true that over the past two years gold has had a very interesting profile and performance; however, what some people don’t realize is the price of gold has been going up for the past 10 years — not for the past 2 years but for the past 10 years, and it has been a steady rise, a measured rise. It has not been sullen, and it’s been driven by basically a really strong supply and demand dynamic.

So, some of the things you can see is it took basically from 2004 to 2008 for gold to double, so it took four years, and from 2008 we are still not double that price, so it’s not — some people believe that this is going too fast, but the fact of the matter is when you analyze how it’s moving, it’s not necessarily moving faster than any other asset. I mean, it just happened to have very strong fundamentals, and I’m going to talk about that in a second.

Michael Iachini:	Although I think it is fair to say that skeptics would argue that doubling every four years, that’s a pretty fast rate of increase.

Juan Carlos Artigas:	Absolutely, and especially — I mean, it is fair that many people would say that. Now, it is also fair that, first of all, we haven’t doubled yet, and second thing is the interesting thing about the gold market are, again the supply-and-demand dynamics. If there is not enough demand behind an asset, and I’m not only saying about investment demand, but demand in general behind an asset, or if the supply dynamics are not helpful, it doesn’t matter what you do. The prices are not going to be able to withstand the pressures, and one of the things we’ve observed with the gold market is that even though they may calm down, they tend to be well supported for several reasons, and part of it is supply-oriented. I mean, the price or the cost for extracting an ounce of gold is pretty steep, and I’ll talk about it in a second.

So, we are obviously changing, so as an investor — investors are changing their minds and their attitudes towards a gold in many ways, and that is a positive thing, because most of them are starting from very, very low percentages, so there’s still a lot of upward room to grow. And there’s also a different perspective on how gold plays or what the role that gold plays within in a portfolio.

Let me talk about fundamentals now, and this is, I think, a very, very interesting chart, because not too many people know about this. Many people have opinions about gold, but not many people really know what is behind the gold market. On the left-hand side, the green chart summarizes what are the sources — summarizes the sources of demand within the gold market, and you can see that there are traditionally or there were traditionally three sources of demand: jewelry, investment and industrial, and the largest portion is jewelry.

So, even though people believe, again, these whole things are investments, the fact of the matter is that jewelry still accounts for more than half of the demand for gold, and it’s a very interesting aspect, because it comes from primarily American markets that are growing at a very strong pace. In particular, there are 25 percent of this jewelry demand comes from India. Almost 25 percent comes from China, so China is the second-largest market. Then you have the Middle East and Turkey, which consume about 15 to 20 percent, so 70 percent of all jewelry demand is already gone of our hands and it’s going to emerging markets. Again, they are definitely growing much stronger than most developed countries, so that’s a positive thing. Then you have the —

Michael Iachini:	When it comes to jewelry demand there in these countries, are there folks in those countries who, yes, they use it as jewelry, but the jewelry is also an investment? Do they use it as a store of value, or is it purely for decorative purposes?

Juan Carlos Artigas:	All of the above. And particularly in India there is a slightly blurry line between jewelry and investment; however, it is not for all jewelry. Many jewelry purchases and part of the pieces that are consumed or, well, basically acquired, may be just decorative in nature, especially the more elaborate ones, but it is also true that it’s a way of storing wealth, especially in more rural areas, so bangles, gold bangles that may be very simple pieces of jewelry may act both as jewelry, as well as part of savings, so there is a blurry line. But there’s also investment, meaning people do buy bars and coins over there. You have to understand that whatever jewelry piece that you’re going to acquire, there’s going to be a production cost embedded to it, so, I mean, if you want to invest in gold or save in gold, you may not necessarily want to pay a premium by buying something that is too elaborate. Maybe you just want to buy a coin or a bar, and only because when you want the wealth aspect, the jewelry aspect of it, it is that you buy the more elaborate pieces, and that is usually how transmission of wealth also happens.

Michael Iachini:	Great, and let me pause just for a second to remind everybody as we go through, if you think of questions you’d like to have us answer at the end, you can go ahead and submit them now via the Q-and-A at the bottom of the screen, and we’ll be taking those at the end. Thanks, Juan Carlos. Feel free to continue.

Juan Carlos Artigas:	So I’ll try to kind of finish all this stuff so we have enough time for Q-and-A.

Michael Iachini:	There will be plenty of time; don’t worry.

Juan Carlos Artigas:	There are a couple of interesting things from here. The first one is industrial uses, and those are these — as you can see in application to technology it’s about 10 percent, and that is a very steady source of demand, but on the other hand it also differentiates gold from pretty much any other commodity of your choice, because most commodities have industrial-based demands, and gold has a small portion of it, a portion which allows it to be diversified, but still it’s not so strong, and that’s why, when I say that gold is less linked to the business cycle, it’s partly because of this.

Now, the other interesting thing is that even if you would agree with me that there are good reasons to believe that jewelry consumption is recovering from the low levels in 2009 and the base in India and China is having an effect, a positive effect, that the investment environment is still supportive of gold as an investment. Industrial applications, which probably people may not know but go a lot into Smartphones, so any iPad or iPod or Smartphone that you can think of, as well as superconductors and many other things have gold in them, so even though there are small portions, obviously they are selling a lot, right, so the aggregate matters, and they are selling a lot also in China, also in India, so it’s kind of like all these things are related to each other, are linked.

Even if you agree with me that demand is still supportive, if supply was flooding the market, then that wouldn’t have any impact on gold’s performance. The interesting thing is that it is a combination of supply and demand that is making gold what it is. For example, mine production accounts for about 60 percent of demand. Then you have — sorry, of supply. Then you have recycled gold, which is about 30 percent, slightly more than that, and something that is called “net official sales,” which traditionally accounted for part of the supply; however, that has changed, and I’ll talk about that in a second.

But, what are central bank sales? Well, as a legacy of the gold standard, European central banks used to sell gold to the market, certain amount of gold every year and so on. Now, even though they have an agreement so they do not sell more than necessary and the market knows how much to expect from central banks, etcetera, etcetera, the trend actually has been that even though — well, Europeans are slowing down their sales because they are more comfortable with the level of gold reserves they have now, because they are also concerned about other assets and they’re finding gold a good diversifier, many reasons why they’re slowing down their sales — not only that. At the same time you have emerging markets that are acquiring more gold, that are increasing their gold reserves. That is, in particular, China, India, Russia and many Southeast Asian nations, places — countries in Africa.

So, all over the map you have more reserves for gold, so net, a source of supply has now become a source of demand. If we see what happened last year — because the British chart was a five-year average, so what happened last year? Well, you can see that still jewelry was the largest percentage. You have to understand that one of the reasons why the jewelry component came down was because you’re sharing the buy with four sources as opposed to three sources, so necessarily somebody has to be reducing their size on a percentage basis, not an absolute basis but on a percentage basis. So on the jewelry side you still have very close to 50 percent, which was jewelry. You have investment; that was about 35, 37 percent; industrial, which is, again, about 10 percent; and official sector, which was another 4 percent, which is interesting. And the supply side is divided amongst — between mine production and recycled gold.

Why is mine production, well, basically — obviously it’s the largest portion, but, interestingly enough, mine production has not really increased for the past 10 years, so even as of 2010 projections for mine production is that it is not higher than what it was in 2001, and even if it was higher, it’s not much higher. Why is that? Well, partly because costs of extracting an ounce of gold have increased dramatically in the same way that the price has. These are just operating and cash costs. There are other costs that — for example, exploration spending — that does no materialize, many other things that are not capturing this number and that actually push the “true” cost of extracting gold much higher. But the point there is that, again, it’s been driven — the price of gold has been driven also by the fact that many other commodities are more expensive. Labor is more expensive and many other things, and the fact that even though miners have spent a lot of money to new exploration, the amount of new discoveries has been decreasing substantially over the past decade.

Actually, there have only been a handful of discoveries in the past several years, smaller discoveries in particular in South America. There was one in Ecuador and another one in Colombia, and that’s pretty much about it. There are very few now. Obviously it’s not to say that miners cannot find new discoveries; they can, of course. Now, the question is, where? Now, if it is in a remote location, then you still need to build infrastructure and all that, so it may take time. If you think that you can find it in the U.S. or Australia or Canada or any other of the industrialized producers, well, there are other environmental concerns that need to be taken into account, so permit for exploration in Nevada that used to take six months now takes between six and nine years. So, the point is that in the near term that is not really going to change. I don’t know what is going to happen in 10 years, but I can tell you that in the near term that is not really going to change.

The other thing is recycled gold, and perhaps people are wondering what recycled gold is. Mostly it’s gold that goes into fabrication that comes back to the market: jewelry, many other things, and that was primarily coming from India to China and the Middle East, because the markets are more efficient. In other words, the markup between the price of gold and the price that you have to pay for the jewelry piece is smaller in those markets, so it’s an easier market to transact.

Michael Iachini:	I’m sorry. You said that recycled gold comes both from industrial uses and from jewelry uses, and based on the numbers you showed us earlier, I’m guessing more of it comes from jewelry just because there is more gold jewelry than there is gold in industrial production?

Juan Carlos Artigas:	Yeah. Well, actually, most of it is jewelry. I mean, I guess fabrication, because fabrication can mean a lot of things.

Michael Iachini:	I see.

Juan Carlos Artigas:	But mostly it’s jewelry, because, I mean, let’s say that you have — most of the amount of gold that goes into electronics is very small, nano-particles, so probably would spend more time trying to collect it than what you would retrieve.

Michael Iachini:	There’s not much to recycle.

Juan Carlos Artigas:	Exactly. There is in some fabrication pieces, but not in all, right?

Michael Iachini:	Makes sense.

Juan Carlos Artigas:	And now, in terms of this chart, what you can see is that the first quarter of 2008 saw an increase in the amount of recycled gold. I think that you all remember what happened in the first quarter of 2008. It was the worst part of the recession, not so much in the U.S. It was kind of like the turning the tides, but for the rest of the world, which started a bit later with the recession, it was still a very difficult moment.

Michael Iachini:	You’re talking about the first quarter of 2009, correct?

Juan Carlos Artigas:	2009, correct. After that, economic growth or China and India and many other emerging markets started to grow again, and even though the price of gold has an effect on recycled gold, meaning that if the prices go up, obviously there’s more willingness of people to bring gold back to the market. The fact of the matter is that most people with gold jewelry are long-term holders, not short-term holders and not short-term traders. They are long-term holders, and they only bring it back when they absolutely have to do it. As economic growth increases as the economy recovers, the amount of recycled gold tends to decrease, so there’s a negative correlation between recycled gold and economic growth, and that has been the primary reason why recycled gold has eased from the high levels that started in the first quarter of 2009. So, on the one hand you have price, but on the other hand you have a negative effect or an inverse effect from positive economic growth.

Finally, central banks I mentioned have turned to net buyers, and this has been a trend. It didn’t happen suddenly. It started to happen little by little, but the interesting thing, again, is that it’s very well-rooted into the psyche of central banks. Emerging markets are definitely willing to diversify, because they used to hold a lot of dollar-backed securities, and they don’t want to do that anymore. Not that they want to switch everything out of treasuries, but they don’t want to have 99 percent of their reserves in U.S. treasuries, so it’s a matter of diversification, and at the same time, again Europeans are not selling as much.

Finally, the last part that I want to mention is how to access the market. Well, investors in general can access the market by buying coins or bars, open gold accounts from bouillon banks, whether in allocated or unallocated forms, and we can go over that later, over-the-counter products. The LPC market is one of the largest markets for the gold market, as well as futures and options. It is important to note that, comparatively speaking, the futures market or the derivatives market is smaller in gold than it is with respect to other commodities, such as oil, relatively speaking, meaning the whole market versus the futures market, so it’s less based on futures. Most people trade spot in gold, but there’s still the option of doing it through futures and options, and there are many options for that. And, finally, investors can obviously access the market through ETFs. There are various that are available for investors, the largest of which is GLD.

And, as I mentioned before, we have a lot of resources available to anyone who is willing to or wanting to learn more about gold in our Web site, gold.org, and the only thing you need to do is go there, search and download. So, thank you so much for your time. I’m going to stop now so that we have enough time for Q-and-A, and thank you again, Mike, for the good questions you asked me in the in between.

Michael Iachini:	Absolutely, so thank you so much, Juan Carlos, and I will say that we do have plenty of questions have come in already, and we’ll answer as many of those as we can. If you want to ask another question, feel free to use the Q-and-A function down at the bottom of your screen. Send those in and we’ll get to them as we can. So let’s start off. We have a couple of questions touching on — I guess we’ll go back here to your earlier slide about ETF and demand there. We’ve definitely seen some questions come in about demand for gold. How much of that is coming from ETFs? How much of an effect has ETFs had on the price of gold, basically the fact that investors can now get access to it in an easier form than they could in the past?

Juan Carlos Artigas:	That’s a very interesting question. Well, first of all, it is not only ETFs. I think that in general the gold market has evolved and has allowed or has had more bandwidth for different vehicles that help investors express a view, and that creates efficiencies in the market, so they have been extremely positive in the market just from the pure perspective of creating a more efficient market, in the same way that you can express a positive or a bullish view in ETFs you can express easily in a bearish view, so it creates efficiencies. The interesting thing is that people have embraced them substantially.

Now, to put it into perspective, all ETFs hold more or less for about 2,000 tons of gold, collectively speaking. Now, not all ETFs are created equal, but many of these ETFs are backed by gold, meaning they don’t have derivatives behind them. They are actually acquiring bouillon to back their shares, so it’s the same as having gold in a bouillon bank in one way or another. Now, the interesting thing there, though, is that, again, I mentioned that collectively they own roughly about 2,000 tons. If you remember the numbers that I gave you at the beginning, there are about 166,000 tons of gold above ground, so basically we are talking about slightly more than one percent.

Michael Iachini:	But of the investing gold that’s in the neighborhood of a little less than 10 percent. Is that right? We had about 30,000 tons.

Juan Carlos Artigas:	Right. That is exactly correct, and that is not only in terms of the stock, but also the flow. If you look at — we have a publication that is called Gold Demand Trends, and we summarize demand and supply statistics that are actually sourced by GSMS, which is one of the leading sources of supply and demand statistics, so they are third-party statistics. We are not collecting them; we are just reproducing them in a publication from a very reputable source. And when you look at the percentage of ETFs relative to demand for gold, it is — even with an investment it’s about 15 percent of gold investment. There are some quarters in which it varies, but in general it has been around that. Obviously there are some quarters in which people invest more in ETFs and there are some quarters in which they invest less, but roughly speaking it would be about that.

Michael Iachini:	So I think the concern in the question is: Is the price appreciation we see in gold just due to the fact that investors can get access to it now, and does that mean now that investors have access to it that won’t continue in the future? It sounds like you’re saying from your point of view the answer is no, that that’s not a big concern.

Juan Carlos Artigas:	Not at all and especially, again, if you consider — I mean, gold is — it’s a very global asset. Before doing strategy in gold, I used to strategy in fixed income; I mentioned this before. And one of the advantages I had coming into the gold market from a fixed-income perspective is that I used to cover all assets or interactions between different assets, and I have a very macro perspective and gold is very macro in that way. Sometimes investors in the U.S. are too concerned about what is happening in the U.S., and they don’t realize that for the gold market, the U.S. is a player, not the player. It’s one of the players but not — investors in the U.S. are important. We are important, but we are part of a global phenomenon, and the Chinese consumers and Chinese investors and Indian investors are buying coins and are buying many other ways to access the market and not necessarily are piling up in the ETFs, so it’s more generic than that.

For that matter, again, bar and coin consumption has — it is still a very sizable amount of investment, and people used to be more long-term holders, especially when they do that, because the market is slightly higher.

Michael Iachini:	So, I think that actually leads into another question, then, talking about China. We got a question about, “Is China the largest gold producer?” And as far as their consumption, we know you said they’re about 25 percent of demand for gold. Are they holding a hedge against U.S. treasuries? Are they hoarding gold? So what’s China’s role here, both on the supply side and the demand side?

Juan Carlos Artigas:	Well, the supply side, yes. Actually, that’s another very interesting question, because, I mean, perhaps if you ask your average investor or your average person who the largest country producer is of gold, the largest producer of gold country-wise, people would say South Africa, which was traditionally the largest producer; however, nowadays and currently the largest producer is China. Even then, they produce about 12 percent of global supply, so it’s not that they have 70 percent of supply. I mean, gold is good in that way; it’s diversified. You have the U.S. You have Australia. You have Canada. You have Russia. You have South Africa. You have many players within, but, yes, gold — China is the largest producer.

How are they accessing the market? Well, I mentioned that it was less than 25 percent for jewelry. When you include jewelry and investments and everything, China consumes about 20 percent roughly of all gold demand, including everything: technology, everything. So they are a sizable market. The interesting thing is even though they are the largest producer, demand is outpacing supply, so they need to import gold.

Michael Iachini:	Got it, so they are net importers of gold, even though they produce a lot of it. That makes sense.

Juan Carlos Artigas:	And they are using it for many reasons. I mean, they are also concerned about inflation, and they want to use it for inflation. They are not concerned of U.S. inflation. They are concerned about Chinese inflation. They are using gold to hedge against Chinese inflation and all these other things, so it’s a way for them to save. There are many significances to gold.

Michael Iachini:	So there is substantial, official purchases of gold, too, in China. It’s not just investor demand, private investors or jewelry demand. It is also government demand, too?

Juan Carlos Artigas:	There has been absolutely an increase in the gold reserves from the central bank in China. Actually, there was an announcement sometime last year that they had increased over the past five years little by little some of their reserves, but they still hold at least two percent of their reserves for gold, so there’s still, I think, room there, but they have been doing that.

Michael Iachini:	So, next question, we have some question about correlation, and I’ll bring up one of our correlation slides. This one in particular is not about correlation with other asset classes but the correlation between investing in gold bouillon and investing in the stocks of gold-mining companies, so those very ETFs out there. Have you guys looked at the correlations of those? How closely do those stocks move with the stock market versus the price of gold?

Juan Carlos Artigas:	Another excellent question. Now, most of our research focuses on gold bullion, so in particular what is the role of gold bullion within a portfolio. Now, gold bullion and mining stocks are not substitutes; they’re complements. Why am I saying that? Well, gold-mining stocks are — I mean, it’s an equity. It’s a stock, right? It’s a company, and it is going to be subject to different risks than gold bullion. Why? Well, because it has to do with particular cost, many other things. It is going to be more subject to the business cycle, so very much in particular if you look at 2008. Miners underperformed. They had negative returns in the same way pretty much every other equity had negative returns while gold had positive returns.

On the contrary, into 2009, equity — sorry, mining equities outperformed versus gold. They started from a really low level while gold was just following a similar trend, right? So, what I’m trying to say by that is that gold-mining stocks are a little bit more subject to the business cycle and they belong to the equity portion of your portfolio in the way that you would diversify a portfolio. You want to diversify your portfolio, and within equities you want to have exposure to Sector A and Sector B and mining stocks and many other things, right, so depending on what — now, gold fits also within that portfolio, but more holistically, so when you look at the whole portfolio, you have your equity allocation, which may contain or can contain money in equities.

And they could be a fantastic investment, but you can also balance it by having as well the actual gold bullion within part of your more generic allocation. You have bonds. You have equities. You have alternative assets. You have gold, and the interesting thing is that most of our research — and this has been corroborated by independent research done by, for example, the risk bank in Sweden and many other academic organizations and other shops in the street that even relatively small allocations to gold, between 2 and 10 percent, tend to bring a positive risk-reward characteristics to a portfolio, so you don’t really need to go strategically for a really long percentage. I’m saying “strategically” because it’s the long-term holding.

Now, tactically, if you have a very particular view on the market, you may want to overweight or underweight your gold exposure, so that is obviously up to the financial adviser to guide the client. I mean, we are not really giving investment advice. We’re just presenting the facts for investors to be doing an informed opinion.

Michael Iachini:	And I think that’s good advice. For us, we manage portfolios for clients and do include some allocation to gold, but a various, measured amount. If we’re going to overweight, it’s going to be a very small amount. We’re never putting huge chunks of our clients’ portfolio into gold, and I don’t think most people would say — if you’re putting too much into gold then you’re speculating, and that’s a different animal altogether. All right, so moving on, then. I have a question about what is your perspective, Juan, on how — or Juan Carlos — how to value gold? I guess this is sort of the question of the hour. Gold is currently trading a little under $1,400.00 an ounce. How should investors go about thinking whether that’s overvalued, undervalued, fair-valued?

Juan Carlos Artigas:	That’s also an excellent question. As I mentioned, I love models, and I wish I had a very simplistic model to answer that, because it’ll make my life very easy. Gold is a very macro asset, but there are a couple of things I think that we should take into account. Part of it is, again, production costs, the cost of producing an ounce of gold. That is going to give you some cue. We did an analysis. We wrote up a paper called The 10-Year Gold Boom Marketing Perspective, and that is also available on our Web site, and over there we compare how gold has behaved currently, the statistical properties of gold performance compared to many other assets and the prize compared to many other assets. And we conclude that on a historical perspective it doesn’t really seem to be overvalued.

Again, that may give investors a guideline into what they want to look at and how they want to look at it. You can look at it versus equities, equity indices. You can look at it versus commodity indices or I don’t know what. You may want to see silver or oil or other equity indices or other assets, real estate, whatever, and you can see what the historical perspective looks like. And, again, I think it’s interesting.

Because it has been a measured rise, it hasn’t been — exponentially hasn’t been really out of line overall. There has obviously been times in which gold goes up really fast and then it has a turn in price, and then it kind of stays there and then it kind of rises again, and we’ve seen this happen over and over again over the past 10 years. When we reach certain levels, again, people need to understand that at some point Indian consumers are like, “Well, I’m buying here,” right? So even if American investors may not be as attuned with the gold market, you still have a whole world that is looking at this market, so it’s —

Michael Iachini:	So it sounds like there’s no easy answer about here’s the model to use to value gold to say whether it’s overvalued or undervalued. It’s a question of comparing it to other asset classes and looking at trends and using your own professional judgment.

Juan Carlos Artigas:	That right, and again, how much it costs to exact an ounce of gold. Those things are inputs into what would make perhaps an adviser more confident on the assessment.

Michael Iachini:	Very helpful. All right, next we have a question, a little bit offbeat one: Why is gold different from Beanie Babies, that is something that’s mostly useless that every now and then goes up in value a lot that people get excited about? So what makes gold different from something like that, some other collectible?

Juan Carlos Artigas:	Well, gold is not really a collectible. Now, I mean, there are some perhaps numismatic aspects to gold production that may have — but that is, I think, key to thinking about gold. Gold has been currency and/or part of human history for the longest time, and that question may be relevant then: Why gold? Right? I mean, why is it that you want to use gold and people didn’t — why Egyptians didn’t choose something else, right? I mean, they could have chosen, I don’t know, whatever, rocks, and we will be crazy about rocks. Well, that’s not really how one looks at it.

Actually, gold is a very unique element in the planet. It’s the only metal that does not corrode. It does not react to any acid or any other aspect. It remains pristine. It’s very malleable. It has great properties as a conductor for electricity, many things that actually, when you look at it, it brings you to a very unique — I mean, a very unique element, so that’s how it all started. People in ancient times didn’t value gold at the beginning just because it was shiny. It was because it had very unique properties that allowed them to do a lot of things. Little by little it became, again, part of human civilization and a way of transacting, and, again, sometimes we forget that over the past we’ve had a fiat currency system for the past 30 years, but for the most part all countries have in one way or another some sort of gold standard, right?

And up to this date, even though gold may not necessarily be as widely used in the U.S. for transactions — people don’t go and give a small piece of gold to get a latte in Starbucks — it is true that in other countries — and I can name in particular Vietnam — major transactions are made in gold, right? Why? Well, because people trust the financial system a bit less, and also it’s from practicality perspective. If you’re buying a house and you have to bring — you cannot really draw up a cashier’s check, right, so you’re gonna do that, so you’re gonna bring something that is valuable and small. You don’t want to bring a lot of — three bags of cash or something like that. You want to bring a piece of gold, and that’s how they do it.

So, it has a very, very particular role to play, and it has been here, again, for a really long time for a very specific reason, and it —

Michael Iachini:	But maybe just don’t, essentially.

Juan Carlos Artigas:	I mean, oil can eventually be substituted by another element, because you basically burn and neutralize oil and it’s gone, but gold is still somewhere usable, so you can still use it, right? You’re not destroying it, so that’s another very good aspect of it.

Michael Iachini:	All right, so we’re just about at the hour, and for those of you that need to drop off, feel free to do so. We’re gonna stay on for another five minutes or so, try to answer as many of these questions as we can, but if you need to go, feel free to do that. So, next question for you, Juan Carlos. Can you elaborate on the advantages of using a mix of metals rather than just gold? Is there any advantage to an investor of saying, “I want gold and silver and platinum and palladium,” or is there an advantage to having gold in particular?

Juan Carlos Artigas:	Well, most of our research, again, obviously concentrates on gold. What I can tell you is that if an investor — let’s say that you say, “I want a 10 percent commodity allocation. I’m just going to be using 10 percent,” and you use a benchmark index for you to do that and you use S&P Goldman Sachs Commodity Index or the Dow Jones-UBS Commodity Index or any other index of your choice. Most of those indices have relatively small allocations. By construction the way that they are thought about into gold — for example, the S&P Goldman Sachs Commodity Index has about three percent. The Dow Jones-UBS has about 6 percent, so in all, you would be 30 basis points, 60 basis points allocated into gold, and our research shows that that would be on the allocation in terms of the properties we showed.

Again, in terms of the particular advice, it depends on the client, blah, blah, blah. The whole point there is that the rectification is good in general. If investors feel that they need to diversify, it’s going to be very good. Gold does not behave in the same way as other precious metals, and that is very good and very important to consider, because even platinum or silver have a much larger industrial-base demand, so they are going to be more linked to the business cycle, and the correlation of gold to silver and gold to platinum follows the business cycle because of that. So, if you want to remain diversified, you do want to pay special attentions to gold, but I’m obviously — you want to diversify anyways and you want to include as many assets as it is important for you in order to achieve that diversification.

Michael Iachini:	That makes sense. Next question. This one’s pretty straightforward, little bit of a skeptical view, appropriate to have. Comment on the statement of gold is based on the “greater fool theory”: what the next buyer will pay. True, false? Is that how people should think about the price of gold?

Juan Carlos Artigas:	On the greater — sorry, what?

Michael Iachini:	The “greater fool theory,” the idea that some greater fool will come along and pay more than you did, not that it has inherent or intrinsic value, but that it’s going up. Basically this is the question, saying, “Is it a bubble? Is this a question of gold going up because it’s going up and people will buy it because they think they’ll be able to sell it to somebody else, because there’s another fool out there who’ll pay more?”

Juan Carlos Artigas:	Yeah, that would be true if there was no production costs involved, but there are, so the answer is, no, it is not true, and the reason is, again, production cost matters. I mean, if it only takes $1.00 to extract an ounce of gold and you’re setting it at $1,300.00, yeah, probably that may be true, but when it takes a lot of money to extract gold and it’s a scarce asset, then I don’t think it really applies.

Michael Iachini:	I think skeptics who’d ask a question like that are comparing gold to something similar, such as land, where we see land values having gone up in certain places and then having come back down. There wasn’t more land being created, either. There’s certainly a cost involved in developing land and a fixed supply, so I think some folks would draw parallels there, but in your opinion gold is different from that sort of thing, where it’s going up just because demand causes it to go up because people think that they can sell it for more later on; it’s pure speculation.

Juan Carlos Artigas:	Well, yeah, and the fact that you — I mean, it’s slightly more liquid, and if you’re to maneuver — I mean, a plot of land is a plot of land somewhere and that’s it, right? I mean, gold is going to be valuable in many countries in many regions, and it can transcend some of those barriers, so there are intrinsic values to that. I mean, basically paper money is a substitute for us saying, “I have something that I want and I’m willing to give you something else,” and if paper money is backed by the word of a government or the word that the government would pay that IOU sort of a thing, well, I think that having something that is movable and malleable and valuable for many countries — sorry, for many cultures such as gold, it’s certainly very interesting and important. So, I think that there are very good, intrinsic values, but, I mean, I understand the question; however, I think production costs also are important.

Michael Iachini:	Next question talking about liquidity of gold, as you mentioned that. One adviser says — who has a lot of clients who have gold and things like jewelry and things like that, and so they want to know if they want to liquidate or turn their gold jewelry into cash and they’re in the United States, is there a good way for them to do that? Do you have advice on how those clients should seek to turn their physical gold into other liquid assets?

Juan Carlos Artigas:	Well, there are bank coin dealers and many — well, I mean coin dealers in particular, I think, that obviously are in the trade for gold, and that’s part of the appeal of gold; that’s a very liquid market. Now, I think that other than a specific source, people have to be mindful of what they own, and I think that is the key aspect of it. When you own jewelry, you need to know what you own so that you get a fair price for it, because you have to know whether it’s 14-carat or 18-carat. You have to know what the price of gold is and what the markup from the vendor is, so I think it’s more a matter of finding somebody who is reputable if you are wanting to do that, but, more importantly knowing what you own.

Michael Iachini:	Excellent, and I think that’s good advice for any type of investment. If you don’t understand the investment you have, it’ll be hard to know what is a fair price for it, so investor education, as always, is a big key. So, with that, we are at five minutes after the hour. I think we’ll need to wrap things up for today. Juan Carlos Artigas from the World Gold Council, thank you so much for joining us today. I really appreciate your time to help educate advisers and hopefully help their clients understand gold and what its role might be in a portfolio.

With that, we’ll wrap up the call today. We have a short evaluation that should pop up when the Web cast window is closed, if you have a pop-up blocker on your browser, again a reminder, take a moment to turn that off so that when you close the browser — when you close the pop-up window for the Web cast, the evaluation and the credit form for continuing education will show up. So, please take a moment to fill that out. We definitely value your input to make our future Web casts more interesting and informative. And if you have additional questions about today’s Web cast, anything we didn’t get to that you want to have answered, you can send that to SchwabeventsWebcasts, all one word, S-C-H-W-A-B-E-V-E-N-T-S-Webcasts, plural, W-E-B-C-A-S-T-S@schwab.com, SchwabeventsWebcasts@schwab.com.

So, thank you very much, everyone, and have a great afternoon.
*****

The Strategic Case for Gold Presented by Juan Carlos Artigas, Investment Research | 19 January 2011 Rediscovering an Asset Class

The information and opinions contained in this presentation have been obtained from sources believed to be reliable, but no representation or warranty, express or implied, is made that such information is accurate or complete and it should not be relied upon as such. This presentation does not purport to make any recommendation or provide investment advice to the effect that any gold related transaction is appropriate for all investment objectives, financial situations or particular needs. Prior to making any investment decisions investors should seek advice from their advisers on whether any part of this presentation is appropriate to their specific circumstances. This presentation is not, and should not be construed as, an offer or solicitation to buy or sell gold or any gold related products. Expressions of opinion are those of the World Gold Council only and are subject to change without notice. 2 World Gold Council | The strategic case for gold | 19 January 2011

Agenda

1. Current investor challenges
2. Gold: rediscovering an asset class
   - Portfolio diversification (correlation and volatility)
   - Inflation hedge
   - Dollar hedge
   - Tail-risk protection
   - Positive returns, 9 years in the making
3. Gold market fundamentals
   - Supply
   - Demand
   - Structural changes – Central Banks
4. Ways to access the market

Current investor challenges Gold: rediscovering an asset class Portfolio diversification (correlation and volatility) Inflation hedge Dollar hedge Tail-risk protection Positive returns, 9 years in the making Gold market fundamentals Supply Demand Structural changes - Central Banks Ways to access the market Agenda 3 World Gold Council | The strategic case for gold | 19 January 2011

Current investor challenges... Sub-prime mortgage crisis Sovereign debt crisis TARP funding US financial crisis - Lehman Bros, Bear Stearns, AIG Icelandic banking crisis Quantitative easing Inflation or deflation? Currency 'wars' Under-funded pension liabilities Continued uncertainty - double-dip recession? 4 World Gold Council | The strategic case for gold | 19 January 2011

Gold: rediscovering an asset class 5 World Gold Council | The strategic case for gold | 19 January 2011

Global allocations to gold remain small

Global assets under management as of Q4 2009 (est. total US$84.1 trillion)

WORLD GOLD COUNCIL
Global Equities* 46%
Global Fixed Income* 49%
Alternatives** 5%
Gold 1%

Source: JPMorgan, Barclays Capital, HFR, GFMS, FTSE/EPRA, BIS, WGC
*Estimated using world equity and bond index data and adjusting for data overlaps.
** Includes hedge funds, private equity, real estate, and commodities (excluding gold).

Global allocations to gold remain small Total above ground stocks of gold in private hands = 29,600 tonnes by end 2009. Gold holdings as a % of total global assets were less than 1% by end 2009. 6 World Gold Council | The strategic case for gold | 19 January 2011

Despite gold's well-known diversification benefits

Annual return distribution of gold and S&P 500 (1970-2009)

Stocks up
Gold down
Stocks up
Gold up
Stocks down
Gold down
Stocks down
Gold up
2009
1979
1981
2001
1977
1973
2002
1974
2008
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
S&P 500
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
120%
140%
Gold

Source: Bloomberg, WGC

7

Despite gold's well-known diversification benefits 7 World Gold Council | The strategic case for gold | 19 January 2011

Adding gold produces a more 'efficient' portfolio

Annualized returns and standard deviation					
			S&P stock portfolio with		
	Gold	S&P 500	2% Gold	5% Gold	10% Gold
1970s	30.71%	5.86%	6.40%	7.21%	8.55%
Std Dev	43.70%	19.20%	18.60%	17.70%	16.30%
1980s	(2.41%)	17.55%	17.19%	16.65%	15.74%
Std Dev	19.40%	12.70%	12.60%	12.50%	12.50%
1990s	(3.26%)	18.20%	17.78%	17.13%	16.06%
Std Dev	9.40%	14.20%	13.80%	13.20%	12.20%
2000s	14.31%	(0.94%)	(0.61%)	(0.10%)	0.73%
Std Dev	11.90%	21.10%	20.90%	20.50%	19.80%

Source: Bloomberg

Adding gold produces a more 'efficient' portfolio 8 World Gold Council | The strategic case for gold | 19 January 2011 Source: Bloomberg

Why have funds been hesitant to own more gold? Investment culture: continued focus on perceived standalone characteristics (volatility, no cash flows) and less on how gold behaves in a portfolio. Legacy bias: a sense that gold should decline any time now, even though conditions are inverse to those of 1980 (inflation, interest rates, equity valuations, etc.). Deflation concern: Widespread belief the US is more likely to have a Japanese future (and that gold will fall in a deflationary environment). Concerns that gold may be in a bubble. 9 World Gold Council | The strategic case for gold | 19 January 2011

Gold has low correlation relative to most assets…

Correlation of weekly returns between gold (US$/oz) and selected asset classes (US$); Jan'87 - Jul'10*

JPM 3-month T-bill Index
JPM US Treasury Index
BarCap Global Tsy Agg ex US
BarCap US Credit
BarCap US High Yield
JPM EM soverign debt
MSCI US
MSCI EAFE
MSCI EM
S&P GSCI
Gold (US$/oz)
-1.00
-0.80
-0.60
-0.40
-0.20
0.00
0.20
0.40
0.60
0.80
1.00
WORLD GOLD COUNCIL

Source: LBMA, Barclays Capital, JP Morgan, Bloomberg, WGC
*Except for MSCI EM index (Dec'87-Jul'10) and JP Morgan EM sovereign debt index (Dec'90-Jul'10) due to data availability.

Gold has low correlation relative to most assets... 10 World Gold Council | The strategic case for gold | 19 January 2011

…and it is negatively correlated in tail risk events

Weekly-return correlation between equities, gold and commodities when equties move by more than 2 standard deviations; Jan '87-Jul '10

S&P 500 return more than +2s
S&P 500 return less than -2s
WORLD GOLD COUNCIL
-0.50
-0.25
0
0.25
0.50
Correlation between S&P 500 and gold (US$/oz)
Correlation between S&P 500 and S&P GSCI

Source: LBMA. Bloomberg, WGC

....and it is negatively correlated in tail risk events 11 World Gold Council | The strategic case for gold | 19 January 2011

Gold's volatility is usually lower than equities…

Annualised volatility (%) of weekly returns for selected asset classes; Jan'87 - Jul'10*

25.0
20.0
15.0
10.0
5.0
0.0
JP Morgan 3-month T-Bill Index
BarCap US Treasury Aggregate
BarCap US Credit Index
JP Morgan EM Sovereign Debt Index
BarCap Global ex US Treasury Aggregate
JP Morgan EM Sovereign Debt Index
Gold (US$/oz)
MSCI US Equity Index
MSCI EAFE Equity Index
S&P Goldman Sachs Commodity Index
MSCI EM Equity Index

Source: LBMA, JP Morgan, Barclays Capital, MSCI Barra, Standard & Poor's, WGC
*Except for MSCI EM Index (Dec'87-Jul'10) and JP Morgan EM Sovereign Debt Index (Dec'90-Jul'10) due to data availability.

Gold's volatility is usually lower than equities... 12 World Gold Council | The strategic case for gold | 19 January 2011 World Gold Council | The strategic case for gold | 19 January 2011

…and it is less volatile on the downside

Annualised volatility of positive and negative weekly returns for gold (US$/oz) and S&P 500; Jan '87-Jul '10

%
20
16
12
8
4
0
WORLD GOLD COUNCIL
Negative returns
Positive returns
Gold ($US/oz)
S&P 500

Source: LBMA, Bloomberg, WGC

....and it is less volatile on the downside 13 World Gold Council | The strategic case for gold | 19 January 2011

Gold tends to outperform in high-inflation years…

Performance of equities, commodities, bonds and gold in high inflation (US CPI > 5%) years (% annual return, Dec/Dec)

%
140
120
100
80
60
40
20
0
20
40
60
1973
1974
1975
1977
1978
1979
1980
1981
1990
Average Return over all periods:
S&P500 -0.5%
MSCI World -0.5%
GSCI +8.7%
Ibbotson +1.5%
Gold +31.1%
S&P500
MSCI World ex-US
IBBOTSON Bond Index
S&P GSCI
Gold (US$/oz)

Source: Bloomberg, MSCI, Ibbotson, LBMA, WGC

Gold tends to outperform in high-inflation years... 14 World Gold Council | The strategic case for gold | 19 January 2011

…and provides protection against the US dollar

Gold (US$/oz) versus US Trade-Weighted Dollar Index

US$/oz
Index level
1400
1200
1000
800
600
400
200
120
110
100
90
80
70
60
Jan-87
Jul-88
Jan-90
Jul-91
Jan-93
Jul-94
Jan-96
Jul-97
Jan-99
Jul-00
Jan-02
Jul-03
Jan-05
Jul-06
Jan-08
Jul-09
WORLD GOLD COUNCIL
Gold (US$/oz; LHS)
US TWD (inverted; RHS)

Source: Federal Reserve, LBMA, Bloomberg, WGC

....and provides protection against the US dollar 15 World Gold Council | The strategic case for gold | 19 January 2011 World Gold Council | The strategic case for gold | 19 January 2011

A bull run that began 10 years ago

Gold price, USD per ounce, London PM fix

US$/oz
1,600
1,400
1,200
1,000
800
600
400
200
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
WORLD
GOLD
COUNCIL

Source: LBMA

A bull run that began 10 years ago 16 World Gold Council | The strategic case for gold | 19 January 2011

Investor attitudes are changing Attitude toward gold has changed dramatically: pension funds are starting to think about gold less in terms of its performance as a standalone asset and more as a portfolio component. Practically starting from zero: virtually all US pension funds hold less than 0.30% of assets in gold. Gold is a 'new' asset class for pension funds: it has only been investible, in practical terms, since the launch of gold ETFs in 2003. Gold's counterparty risk protection attribute is finally being considered seriously. 17 World Gold Council | The strategic case for gold | 19 January 2011

Gold market fundamentals 18 World Gold Council | The strategic case for gold | 19 January 2011

Gold: a diversified market…

5-year average annual demand (Q4'05 - Q3'10)

Total: 3,766 t
WORLD GOLD COUNCIL
Jewelry (2,151 t) 57%
Investment* (1,182 t) 31%
Industrial (433 t) 11%

Source: GFMS
* Includes identfiable and non-identifiable investment
t: tonnes

5-year average annual supply (Q4'05 - Q3'10)

Total: 3,766 t
WORLD GOLD COUNCIL
Mine production** (2,209 t) 59%
Recycled gold (1,323 t) 35%
Net official sector sales (234 t) 6%

** Net of producer hedging
t: tonnes

Gold: a diversified market... 19 World Gold Council | The strategic case for gold | 19 January 2011

…which remains diversified

YTD 2010 demand (Q1'10 - Q3'10)

Total: 3,104 t
WORLD
GOLD
COUNCIL
Jewelry (1,522 t) 49%
Investment* (1,151 t) 37%
Industrial (321 t) 10%
Official sector (111 t) 4%

Source: GFMS
* Includes identfiable and non-identifiable investment
t: tonnes

YTD 2010 supply (Q1'10 - Q3'10)

Total: 3,104 t
WORLD
GOLD
COUNCIL
Mine production** (1,870 t) 60%
Recycled gold (1,235 t) 40%

** Net of producer hedging
t: tonnes

20

....which remains diversified 20 World Gold Council | The strategic case for gold | 19 January 2011

Mine production has not increased in a decade…

Annual mine production in tonnes

Tonnes
2,700
2,600
2,500
2,400
2,300
2,200
2,100
2,000
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: GFMS

21

Mine production has not increased in a decade... 21 World Gold Council | The strategic case for gold | 19 January 2011

…while costs continue to go up…

Total cost of replacing and producing an ounce of gold 2000-2009

US$/oz
800
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Production costs (GFMS)
Reserve replacement costs (MEG)
Estimate (5-year avg)
WORLD GOLD COUNCIL

Source: GFMS, Metals Economics Group, WGC
Note: Production costs include cash and depreciation/amortization costs; reserve replacements costs relate to exploration spending

....while costs continue to go up... 22 World Gold Council | The strategic case for gold | 19 January 2011

…and there are fewer new discoveries

Gold in major discoveries and gold exploration budget by year

Tonnes
US$ mn
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Resources in major new discoveries, 3-year average (tonnes, lhs)
Gold exploration budget (US$ mn, rhs)

Source: Metal Economics Group

....and there are fewer new discoveries 23 World Gold Council | The strategic case for gold | 19 January 2011

Recycled gold has eased from early 2009

Recycled gold supply by quarter

Tonnes
700
600
500
400
300
200
100
0
Q1'06
Q3'06
Q1'07
Q3'07
Q1'08
Q3'08
Q1'09
Q3'09
Q1'10
Q3'10
WORLD GOLD COUNCIL

Source: GFMS

24

Recycled gold has eased from early 2009 24 World Gold Council | The strategic case for gold | 19 January 2011

Central banks have turned net buyers of gold…

Official sector sales

Tonnes
200
150
100
50
0
-50
-100
Q1'06
Q3'06
Q1'07
Q3'07
Q1'08
Q3'08
Q1'09
Q3'09
Q1'10
Q3'10
WORLD GOLD COUNCIL

Source: GFMS, WGC

Central banks have turned net buyers of gold... 25 World Gold Council | The strategic case for gold | 19 January 2011

Ways to access the market 26 World Gold Council | The strategic case for gold | 19 January 2011

Ways to access the gold market are many... Coins Bullion vs. numismatic. Range in size (from 1/20 to 1 oz) and in karatage. Bars Range in size (from 1gr to 1kg) and are usually 995 to 999.9 per 1000 parts gold. Gold accounts-available from bullion banks Allocated: specific bars identified by number, hallmark and weight. Unallocated: share in a pool of gold; can be lent out. Over-the-counter products Gold futures and options Comex offers 100 oz gold contracts and 50 oz mini-futures. 27 World Gold Council | The strategic case for gold | 19 January 2011

…including ETFs

Gold ETF holdings: Ounces

Million Oz
US$/oz
90
80
70
60
50
40
30
20
10
0
1,400
1,200
1,000
800
600
400
200
2004
2005
2006
2007
2008
2009
2010
WORLD GOLD COUNCIL
GLD (NYSE)
NewGold (JSE)
GOLDIST (Istanbul Stock Exchange)
Julius Baer Physical Gold (SWX)
Source Gold ETC (London)
CS II Gold ETF (SWX)
GBS (ASX)
IAU (Amex)
ETFS Physical Gold (LSE)
ETFS Physical Swiss Gold Shares (NYSE)
UBS Index Solutions- Gold ETF (SWX)
RBS Physical Gold (DB)
GBS (LSE)
ZKB Gold ETF (SWX)
XETRA-Gold (DB)
ETFS Physical Swiss Gold Shares (LSE)
db Gold ETC (DB)
Gold spot price (US$/oz, rhs)

Source: Respective ETF/ETC providers, Bloomberg, LBMA, WGC
Notes: Gold holdings are as reported by the ETF/ETC issuers.
Where data is unavailable, holdings have been calculated using reported AUM numbers.

....including ETFs 28 World Gold Council | The strategic case for gold | 19 January 2011

Investing in gold www.gold.org www.gold.org/investment 29 World Gold Council | The strategic case for gold | 19 January 2011

Thank you

World Gold Trust Services, LLC
424 Madison Avenue, 3rd Floor
New York, NY 10017, United States of America

T +1 212 317 3800
F +1 212 688 0410
W www.gold.org

WORLD GOLD COUNCIL

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.